SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended November 25, 2005.
Or

☐	Transition report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _________________ to ____________________

Commission file number 001-14965

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
GOLDMAN SACHS EMPLOYEES’ PROFIT SHARING
RETIREMENT INCOME PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE GOLDMAN SACHS GROUP, INC
85 Broad Street
New York, NY 10004

Goldman Sachs
Employees’ Profit Sharing
Retirement Income Plan
Financial Statements
November 30, 2005 and 2004

Page(s)

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-14
Supplemental Schedules*
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	15
Signatures
Index to Exhibits
Consent of PriceWaterhouseCoopers LLP
*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan (the “Plan”) as of November 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PriceWaterhouseCoopers LLP
New York, NY
May 19, 2006

Financial Statements
Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Statements of Net Assets Available for Benefits

(in thousands of dollars)	As of	As of
	November	November
	2005	2004
Assets
Interest in Goldman Sachs Profit Sharing Master Trust	$3,321,599	$2,842,180

Receivables
Employer contributions	58,193	50,619
Employee contributions	39,183	34,590

Total Receivables	97,376	85,209

Net assets available for benefits	$3,418,975	$2,927,389

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Statements of Changes in Net Assets Available for Benefits

(in thousands of dollars)	For the	For the
	Year Ended	Year Ended
	November	November
	2005	2004
Additions
Interest in net investment profit of Goldman Sachs
Profit Sharing Master Trust	$280,763	$280,359

Contributions
Employer, net	57,568	49,870
Employees	142,741	112,001

	200,309	161,871

Total additions	481,072	442,230

Deductions
Benefits paid	139,786	132,697

Total deductions	139,786	132,697

Net increase	341,286	309,533

Asset Transfers due to 2005 Plan Mergers	150,300	—

Net increase after asset transfers	491,586	309,533

Net assets available for benefits
Beginning of year	2,927,389	2,617,856

End of year	$3,418,975	$2,927,389

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements

1.	Plan Description

The following description of the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Items referenced “as defined” are defined in our Plan document or are separate provisions to the Plan.

The Plan became effective on January 1, 1945 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General
The Plan is a defined contribution plan to which participants, in addition to rolling over contributions from other qualified plans, may elect to make pre-tax contributions each year based on their compensation, as defined. The Goldman Sachs Group, Inc. (the “Firm”) contributes to the Plan a discretionary percentage, to be determined each year, of each participant’s Profit Sharing Compensation, (the “Profit Sharing Contribution”). The Firm made a Profit Sharing Contribution on behalf of eligible participants equal to a percentage not greater than 24% of their Profit Sharing Compensation for the plan years ended November 30, 2005 and 2004, respectively.

The Plan’s “Plan Year” is the 12-month period ending on the last Friday in November (i.e., the last day of the 2005 and 2004 Plan Years was November 25, 2005 and November 26, 2004, respectively). As the information required to prepare the financial statements is available only on a month end basis, the financial statements have been presented as of and for the years ended November 30, 2005 and 2004.

The Plan’s Retirement Committee (the “Committee”), as defined, monitors the investment objectives and performance of the Plan’s individual investment options. The Committee is made up of employees of the Firm or its affiliates including, in some cases, senior management of the Firm or its affiliates. Hewitt Associates, LLC is the record keeper of the Plan.

Participants direct the investments of their and the Firm’s contributions into various investment options offered by the Plan through the Goldman Sachs Profit Sharing Master Trust (the “Trust”). Participants’ directed investments are managed in mutual funds, collective trusts and managed accounts.

The Plan offers participants the option to invest in the Company Stock Fund, a separately managed account, which primarily invests in shares of the Firm’s common stock. In accordance with a policy adopted by the Committee, no more than 25% of any contribution made on behalf of each participant can be invested in the Company Stock Fund. When a participant reallocates his or her total investment balance, he or she is limited to reallocating 25% of his or her total investment balance into the Company Stock Fund. In addition, participants’ abilities to make decisions in investment activities in the Company Stock Fund are suspended during the “black-out” periods that are part of the Firm’s compliance procedures designed to avoid violations of applicable securities laws.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued

Eligibility
Under the Plan’s provisions, employees are eligible, as defined in the Plan document, to participate in the Profit Sharing Contribution generally upon completing one year of service, attaining age 21 and provided they are employed on the last day of the Plan Year. Employees become eligible to make additional pre-tax contributions to the Plan as of the first day of the month after they join the Firm as employees.

Benefits
Any benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled equals the amount that can be provided by the vested contributions and net earnings thereon (including net realized and unrealized investment gains and losses) allocated to such participant’s account. The Profit Sharing Contribution and net earnings of each investment option are credited to participants’ accounts based on their Profit Sharing Compensation and their percentage holdings in each option, respectively.

Vesting
Participants are fully vested in their own contributions at all times and are fully vested in the Firm’s contributions after three Years of Service, as defined. Forfeitures of terminated participants’ non-vested Firm contributions are used to reduce employer contributions. Upon regular or disability retirement, death or termination, each participant or beneficiary may receive a lump-sum amount equal to the vested value of the funds allocated to the account or may receive periodic distributions from the Plan. As of November 30, 2005 and 2004 forfeited non-vested accounts totaled $1,434,654 and $631,495, respectively. The 2005 forfeiture amount includes $768,327 of forfeitures that were merged into the Plan in connection with the Spear, Leeds and Kellogg Profit Sharing Plan (“SLK”) conversion into the Plan.

Loans
Each participant in the Plan is permitted to borrow from $1,000 to $50,000, reduced by (i) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such new loan is made, less (ii) the outstanding balance of loans from the Plan on the date of such new loan, subject to an overall cap of the lesser of (a) one-half of the participant’s total vested account balance (including Profit Sharing Contributions) or (b) the balance in the participant’s 401(k) and Rollover Contribution accounts. A participant may not borrow any amounts attributable to the Firm’s Profit Sharing Contribution. Interest on loans is charged at the prime rate of interest plus 1%. Loans generally must be repaid within five years or in some cases ten years. Loans are repaid (principal and interest) and added back to participants’ account balances generally through regular after-tax payroll deductions.

Trust Agreement
The Plan’s investments are included in the Trust which is subject to a trust agreement (the “Trust Agreement”) with State Street Bank (the “Trustee”). The Plan’s percentage of the Trust investments is specified in Note 3.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued

2.	Summary of Significant Accounting Policies

Basis of Accounting The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Significant judgment is required in making these estimates and assumptions are based on the best available information. Actual results could be materially different from those estimates.

Employer Contributions
The Employer contribution receivable is presented on the Statement of Net Assets Available for Benefits, net of the forfeited non-vested account balance as of November 30, 2005 and 2004.

Investments of the Trust
Mutual funds and collective trusts represent investments with various investment managers. The respective fair values are determined by reference to the funds’ underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value as of November 30, 2005 and 2004. Units held in collective trusts are valued at the unit value as reported by the investment managers as of November 30, 2005 and 2004.

Investments in managed accounts are described below:

Cash and short-term investments include cash and short-term interest bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates fair value.

Common stock, preferred stock, fixed income securities, options and futures traded on national and international securities exchanges are valued at closing prices on the last business day of each Plan Year. Securities traded in the over-the-counter (“OTC”) market are valued at their last sale price. In the absence of a recent sale, investments owned are valued at the bid price; investments sold but not yet purchased are valued at the ask price.

Forward currency contracts are valued at estimated fair value as determined by the Trust’s investment managers.

Swap contracts are valued at estimated fair value, as determined by the Trust’s investment managers utilizing their proprietary models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

Investments denominated in currencies other than the U.S. dollar are translated using exchange rates prevailing at the end of the fiscal period presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued

Guaranteed investment contracts (“GICs”) held by the Trust are fully-benefit responsive. All of the GICs are held within the Stable Value Fund. Each GIC is recorded at contract value, which approximates fair value, as reported by the insurance companies. Contract value represents contributions, reinvested income, less any withdrawals and/or reserves, if any, plus accrued interest. The Stable Value Fund also invests in several synthetic investment contracts comprised of underlying investments in a collective trust and wrapper contracts issued by third parties. The issuers of the wrapper contracts provide that the Trust may make withdrawals at contract value for benefit responsive requirements. The synthetic investment contracts are recorded at contract value which approximates fair value as reported by the investment advisor of the Stable Value Fund.

Money market mutual funds are valued by the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of the investments within the trust are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Note 3 presents the net appreciation/(depreciation) in the fair value of Trust investments, which consists of realized gains or losses and unrealized appreciation/(depreciation) on those investments.
Payment of Benefits Benefits are recorded when paid.

Risks and Uncertainties
The Plan provides for various investment options which include investments in any combination of equities, fixed income securities, individual guaranteed investment contracts, currency and commodities and futures, forwards, options and derivative contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Other
Investment advisory expenses incurred by the managed accounts and collective trusts of the Plan are borne by the Plan participants through the Trust and are included in Interest in Net Investment Profit/(Loss) of the Trust on the Statements of Changes in Net Assets Available for Benefits. Other administrative fees are paid by the Firm. The investment managers of the U.S. Equity Hedge Fund, Technology Hedge Fund, Multi-Market Hedge Fund, Multi-Strategy Hedge Fund and Global Relative Value Fund (each of which is a separate account managed on behalf of the Plan), charge fixed asset-based management fees plus annual incentive fees of up to 15% to 20% of the net investment income earned, if any, by each fund.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued

3.	Master Trust

The Trust includes the assets of the following plans:
•	Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

•	Goldman Sachs Money Purchase Pension Plan
The Trust is owned solely by these two plans as of November 30, 2005 and 2004.

Investment assets of the Trust are allocated to the participating plans based on each participating plan’s specific interest in the Trust. Investment income of the Trust is allocated to the Plan based upon the proportion of net assets of the Plan to the net assets of the Trust on a daily or monthly basis in accordance with the Trust Agreement. As of November 30, 2005 and 2004, the Plan’s interest in the net assets of the Trust was approximately 88.62% and 88.37%, respectively.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued

The following presents the Trust’s Statements of Net Assets Available for Benefits:

(in thousands of dollars)	As of	As of
	November	November
	2005	2004
Assets
Investments, at fair value
Mutual funds	$1,120,306	$1,142,618
Collective trusts	791,787	508,399
Managed accounts
Cash and short term investments	652,860	264,828
Common and preferred stocks	1,046,238	735,001
Fixed income securities	46,108	47,215
Guaranteed investment contracts	315,355	485,128
Wrapper contracts	5,984	486
Money market and other mutual funds	575	1,913
Collective trusts	360,397	134,546
Unrealized gain on derivative contracts	38,923	2,473
Loans to participants	17,979	16,791

Total investments	4,396,512	3,339,398
Interest and dividends receivable	10,602	3,761
Due from brokers	2,973	5,111

Total assets	4,410,087	3,348,270

Liabilities
Investments sold, but not yet purchased, at fair value
Managed accounts
Common and preferred stocks	210,364	110,080
Fixed income securities	12,233	12,310
Unrealized loss on derivative contracts	30,456	3,167

	253,053	125,557

Due to brokers and other payables	408,881	6,488

Total liabilities	661,934	132,045

Net Trust assets available for benefits	$3,748,153	$3,216,225

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued

The following presents net investment profit/(loss) for the Trust:

(in thousands of dollars)	For the	For the
	Year Ended	Year Ended
	November	November
	2005	2004

Net appreciation/(depreciation) in fair value of investments

Mutual funds	$62,064	$123,301
Collective trusts	59,258	56,617
Managed accounts
Common and preferred stocks	114,949	97,291
Fixed income securities	213	543
Derivative contracts	2,651	1,644
Money market and other mutual funds	65	(8,803)

Total	239,200	270,593

Investment income

Interest on GICs	29,287	28,680
Interest and dividends	77,351	38,650
Investment management fees and other expenses	(28,434)	(20,016)

Net investment profit	$317,404	$317,907

Investments that represented 5% or more of net assets available for benefits as of November 30, 2005 and 2004 were the Plan’s interest in the Trust. Trust investments in Loans and the Company Stock Fund (see Note 5) are 100% allocable to the Plan.

At November 30, 2005 and 2004, the contract value of the synthetic investment contracts was approximately $287,132,175 and $135,031,503, respectively. The underlying assets’ market value at November 30, 2005 and 2004 was approximately $281,148,269 and $134,545,665, respectively, resulting in a wrapper value of approximately $5,983,906 and $485,838, respectively. The interest rates on the synthetic investment contracts held at November 30, 2005 and 2004 ranged from 4.62% to 4.68% and 4.47% to 4.96%, respectively with no stated maturity dates.

Interest rates on GICs held at November 30, 2005 ranged from 3.50% to 7.63% with maturity dates ranging from December 31, 2005 to December 30, 2009. Interest rates on GICS held at November 30, 2004 ranged from 2.35% to 7.63% with maturity dates ranging from December 31, 2004 to December 30, 2009. At November 30, 2005 and 2004, no valuation reserves have been taken against GICs held within the Trust.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued

4.	Plan Termination

The Firm intends to continue the Plan indefinitely, but reserves the right to discontinue or amend the Plan at any time subject to the provisions of ERISA. In the event of discontinuance, affected participants will become fully vested in the Firm’s contributions and the related investment income as required by ERISA.

5.	Related Party Transactions

An affiliate of the Firm manages several mutual fund investment options within the Trust. These investments include the Money Market, Short Duration Bond, Core Bond, High Yield Bond, Large Cap Core Equity, Large Cap Value Equity, Large Cap Growth Equity, Mid Cap Growth Equity, Mid Cap Value Equity, Small Cap Core Equity and Real Estate Equity, each of which is an investment company registered under the Investment Company Act of 1940. No fees were paid, or are payable by the Plan through the Trust for investment management services relating to these funds for Plan Years ending November 30, 2005 and 2004, however, investment advisory fees may be paid from the funds to the Firm or its affiliates.

In addition, an affiliate of the Trustee manages several mutual fund investment options within the Trust. These investments include the S&P 500 Index, Mid Cap Equity Index, Small Cap Equity Index, Emerging Markets Index Funds and Treasury Inflated Protected Securities, each of which is a bank collective trust fund. Fees associated with the management of these funds qualify as party-in-interest transactions. An affiliate of the Trustee also serves as counterparty to one of the Trust’s synthetic investment contracts at November 30, 2005 and 2004.

The Plan, through the Trust, has invested in the Company Stock Fund, which primarily invests in shares of the Firm’s common stock. As of November 30, 2005 and 2004, the Plan’s interest in the Company Stock Fund held 296,370 and 253,277 shares with a fair market value of $38,219,875 and $26,533,299, respectively. Purchases of $6,679,295 and $4,064,994 and sales of $1,949,139 and $1,356,977 of the Firm’s common stock were made through the company stock fund during the years ended November 30, 2005 and 2004, respectively. The Company Stock Fund is managed by an affiliate of the Trustee.

6.	Tax Status

The Internal Revenue Service has determined and informed the Firm by a letter dated September 23, 2002 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since the receipt of the letter, the Firm believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the Plan’s financial statements to the Form 5500:

(in thousands of dollars)

	As of	As of
	November	November
	2005	2004
Net assets available for benefits per the financial statements	$3,418,975	$2,927,389
Less: Amounts allocated to withdrawing participants	(16,969)	(10,479)

Net assets available for benefits per the Form 5500	$3,402,006	$2,916,910

The following is a reconciliation of benefits paid to participants from the Plan’s financial statements to the Form 5500:

(in thousands of dollars)

	As of	As of
	November	November
	2005	2004
Benefits paid to participants per the financial statements	$139,786	$132,697
Add: Amounts allocated to withdrawing participants, end of year	16,969	10,479
Less: Amounts allocated to withdrawing participants, beginning of year	(10,479)	(8,203)

Benefits paid to participants per the Form 5500	$146,276	$134,973

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to November 30, 2005 and 2004 but not yet paid as of that date.

8.	Plan Mergers

Effective June 1, 2005, the Spear, Leeds and Kellogg Profit Sharing Plan was merged into the Plan and transferred $142,209,000 in net assets into the Plan.

Effective August 1, 2005, the Hull Trading Company 401(k) Retirement Plan was merged into the Plan and transferred $6,766,000 in net assets into the Plan.

Effective August 1, 2005, the Epoch Partners, Inc. 401(k) Profit Sharing Plan was merged into the Plan and transferred $140,000 in net assets into the Plan.

Effective September 1, 2005, the Benjamin Jacobson & Sons 401(k) Plan was merged into the Plan and transferred $1,185,000 in net assets into the Plan.

All assets transferred into the Plan were transferred at fair value as of the effective date(s) of transfer.

9.	Financial Instruments with Off-Balance-Sheet Risk in the Trust

In accordance with the investment strategy of the managed accounts, the Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include equity, credit default and interest rate swap contracts. Equity swaps involve an agreement to exchange cash flows based on the total return of underlying securities. Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Interest rate swaps involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Trust’s investment managers generally limit the Trust’s risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Trust once it has paid its cash premium.

The Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Trust to perform and do not give rise to any counterparty credit risk.

Derivative financial instruments executed for risk management purposes are carried at fair value. The fair values of the Trust’s derivative financial instruments as of and for the Plan Years ended November 30, 2005 and 2004 are as follows:

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

(in thousands of dollars)

	As of November		As of November
	2005		2004
	Assets	Liabilities	Assets	Liabilities

Forward settlement contracts	$1,537	$64	$—	$1,626
Option contracts	2,938	2,874	1,434	1,495
Swap contracts	31,444	25,080	1,038	—
Futures contracts	3,004	2,438	1	46

Totals	$38,923	$30,456	$2,473	$3,167

Investments sold, but not yet purchased by the Trust as of November 30, 2005 and 2004 involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance sheet risk as the Trust’s ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statements.
The Trust’s investment managers typically monitor risk exposure related to financial instruments through the use of financial, credit and legal reporting systems.

Supplemental Schedules*
Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Schedule of Assets (Held at End of Year)
Schedule H, Line 4i

(in thousands of dollars)

		Current
Description	Cost ($)	Value ($)

Loans to participants* (5-10.5%, 2/28/2006 - 10/31/2015)	$	$17,979
* denotes party in interest

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDMAN SACHS EMPLOYEES’ PROFIT SHARING RETIREMENT INCOME PLAN

Members of the Administrative Committee

By:	/s/ Christopher Cordaro

Name:	Christopher Cordaro

By:	/s/ Edina Jung

Name:	Edina Jung

By:	/s/ Angela Reynolds

Name:	Angela Reynolds

By:	/s/ Richard J. Stingi

Name:	Richard J. Stingi
     Date: May 24, 2006

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.